Condor Hospitality Trust, Inc.

4800 Montgomery Lane, Suite 220

Bethesda, Maryland 20814

(402) 371-2520

September 6 , 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Condor Hospitality Trust, Inc.
Registration Statement on Form S-3
File No. 333-220182

Ladies and Gentlemen:

Condor Hospitality Trust, Inc. hereby withdraws its prior request dated September 6, 2017 to accelerate the effective date of the above-referenced Registration Statement, to become effective at 10:00 a.m. Eastern time on September 8, 2017, or as soon thereafter as possible.

Sincerely,

/s/ Jonathan J. Gantt

Jonathan J. Gantt
Chief Financial Officer and Senior Vice President